Coates International Ltd.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

August 2, 2011

Amanda Ravitz, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Coates International, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 22, 2011
File No. 333-175132

Dear Ms. Ravitz:

We have received the oral comments from the Securities and Exchange Commission Staff (the “Staff”) regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Business Overview, page 1

1.	Please highlight in your prospectus summary the fact that your independent auditor has expressed a substantial doubt about your ability to continue as a going concern.

Answer:
We have included additional disclosure in the Business Overview section of the Prospectus Summary regarding the fact that our independent auditor has expressed a substantial doubt about our ability to continue as a going concern.

2.	Please provide an update regarding the Company’s application for an extension of its mortgage payment with its existing lender.

Answer:
We have revised our disclosures to explain that our lender has approved our mortgage extension application. Our existing lender has instructed us to only pay the interest on our mortgage loan until the closing of the mortgage extension agreement. Our existing lender has notified us the extension will be for a period of one year at the same interest rate, and that we will be required to pay monthly principal of $5,000 plus a refinancing fee of 1% of the mortgage balance.

If you or any member of the Staff has any question or desires any further information in connection with this matter, please contact the undersigned.

Very truly yours,

By: /s/ George J. Coates
GEORGE J. COATES